	FOR:	INTERPOOL, INC.
FOR IMMEDIATE RELEASE
	CONTACT:	Raoul J. Witteveen President, Chief Operating Officer and Chief Financial Officer (212) 916-3261 Morgen-Walke Associates Gordon McCoun, Jennifer Angell Media contact: Heather Fox (212) 850-5600

INTERPOOL, INC. REPORTS RECORD 2ND QUARTER 2000 NET INCOME

- Net Income of $10.4 Million, or $0.38 Per Diluted Share, on 50% Revenue Growth -

PRINCETON, NJ, August 1, 2000 — Interpool, Inc. (NYSE:IPX) reported today record net income for the second quarter ended June 30, 2000 of $10,377,000, or $0.38 per diluted share, compared with net income of $5,726,000, or $0.20 per diluted share, for the same period in 1999. Revenues during the second quarter of 2000 increased by 50% to $66,093,000, from $44,154,000 in the second quarter of 1999. Operating income was $27,976,000 in the quarter versus $19,210,000 for the same period last year.

Net income before non-recurring and extraordinary gains for the first six months of 2000 was $19,420,000, or $0.71 per diluted share, compared with net income of $14,982,000, or $0.52 per diluted share, for the same period in 1999. Revenues for the first half of 2000 were $127,245,000, as compared to $100,725,000 in the same period last year. Operating income in the period was $52,603,000 versus $43,817,000 reported last year.

Earnings for the first half of 2000 included an after-tax gain of $840,000, or $0.03 per diluted share, related to the retirement of $11,200,000 in senior unsecured notes. Also, earnings for the first six months of 2000 included an after-tax gain of $660,000, or $0.02 per diluted share, resulting from a one-time cumulative effect of change in accounting principle as recently required by the Securities and Exchange Commission. Including these items, net income for the 2000 six-month period was $20,920,000, or $0.76 per diluted share.

- MORE -

Interpool 2Q00	August 1, 2000	Page 2

Revenues and pre-tax profits from Interpool’s containers and chassis operating leases showed strong growth year-over-year due to increases in the size of the fleets, and strong fleet utilization. Operating lease revenues grew 30% from last year, while pre-tax profits from operating leases increased by 48%. The Company’s container operating lease fleet at the end of the second quarter was approximately 340,000 TEUs (twenty-foot-equivalent units), up from 260,000 TEUs at the end of the 1999 second quarter and up from 315,000 TEUs at the end of the first quarter. The chassis operating lease fleet at June 30th was 93,000, up from 75,000 last year and up from 88,000 at the end of the previous quarter. Utilization of the container fleet for the second quarter was 99%, which was consistent with the first quarter. Chassis utilization continued to increase, and reached 97% in the second quarter, compared to 96% in the first quarter, and 95% in the fourth quarter of 1999.

As previously disclosed on July 28, 2000, Interpool announced that it has entered into a definitive agreement with Transamerica Leasing, Inc., a subsidiary of Transamerica Finance Corporation and AEGON N.V. (NYSE:AEG), to acquire the North American intermodal division of Transamerica Leasing. The transaction is subject to receipt of financing and Hart Scott Rodino approval, and is expected to close before the end of 2000. The acquisition is expected to be accretive to earnings.

Martin Tuchman, Chairman and Chief Executive Officer, commented: “We are extremely pleased with the performance of our operating lease business in the quarter. The Company’s container business continues to experience solid demand in Europe and the Far East, and orders for new equipment in the chassis business remain at strong levels. We are receiving very attractive leasing rates for our chassis, and the rates for containers are trending upwards. As we continue to grow our intermodal equipment fleet and operate our container and chassis leasing businesses near full capacity, we expect to see further sequential improvement in our margins for the balance of the year.”

Mr. Tuchman continued: “Our recent acquisition announcement of Transamerica’s intermodal equipment business will allow the Company to further strengthen its successful chassis business. It will also enable us to further capitalize on the tremendous growth opportunities we see in Poolstat’s Internet-based business-to-business chassis management operation. Poolstat’s programs are well received, and have been instrumental in enabling us to establish new customer relationships for both chassis management as well as our leasing activities. With the acquisition, we are significantly expanding our customer base that can utilize our proprietary Poolstat software system, which should benefit our existing Poolstat customers by increasing the utilization of the Poolstat fleet and expanding the equipment base.”

Mr. Tuchman concluded: “We expect that the positive trends we are seeing in our business, coupled with the contribution we expect to realize from the Transamerica operations, should drive solid earnings growth for the remainder of 2000 and beyond.”

Interpool, originally founded in 1968, is one of the world’s leading lessors of cargo containers used in international trade. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world’s 20 largest international container shipping lines.

- MORE -

Interpool 2Q00	August 1, 2000	Page 3

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.

- TABLES FOLLOW -

INTERPOOL, INC. CONSOLIDATED STATEMENT OF INCOME (In thousands, except amounts per share) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2000	1999	2000	1999
REVENUES	$66,093	$ 44,154	$127,245	$100,725
LEASE OPERATING AND ADMINISTRATIVE EXPENSES	21,507	11,634	42,217	30,523
DEPRECIATION AND AMORTIZATION OF LEASING EQUIPMENT	16,262	12,872	31,714	25,551
OTHER (INCOME)/EXPENSE, NET	348	438	711	834

EARNINGS BEFORE INTEREST AND TAXES	27,976	19,210	52,603	43,817
INTEREST EXPENSE, NET	15,649	12,634	29,283	27,485

INCOME BEFORE TAXES, CHANGE IN ACCOUNTING PRINCIPLE
AND EXTRAORDINARY GAIN	12,327	6,576	23,320	16,332
PROVISION FOR INCOME TAXES	1,950	850	3,900	1,350

INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE
AND EXTRAORDINARY GAIN	$10,377	$ 5,726	$ 19,420	$ 14,982
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE,
NET OF APPLICABLE TAXES OF $440 (1)	—	—	660	—
EXTRAORDINARY GAIN ON RETIREMENT OF DEBT,
NET OF APPLICABLE TAXES OF $560 (2)	—	—	840	—

NET INCOME	$10,377	$ 5,726	$ 20,920	$ 14,982

INCOME PER SHARE BEFORE CUMULATIVE EFFECT OF CHANGE
IN ACCOUNTING PRINCIPLE AND EXTRAORDINARY GAIN:
BASIC	$0.38	$0.21	$0.71	$0.54
DILUTED	$0.38	$0.20	$0.71	$0.52
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (1):
BASIC	N/A	N/A	$0.02	N/A
DILUTED	N/A	N/A	$0.02	N/A
EXTRAORDINARY GAIN ON RETIREMENT OF DEBT (2):
BASIC	N/A	N/A	$0.03	N/A
DILUTED	N/A	N/A	$0.03	N/A
NET INCOME PER SHARE:
BASIC	$0.38	$0.21	$0.76	$0.54
DILUTED	$0.38	$0.20	$0.76	$0.52
WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC	27,421	27,575	27,421	27,571
DILUTED	27,421	28,621	27,421	28,737
(1)	Represents a change in the Company’s accounting for its maintenance and repairs expense from an accrual to cash basis, in accordance with the recent Securities and Exchange Commission requirement.

(2)	Represents gain on retirement of $8.2 million face value of Interpool, Inc. 6-5/8% Notes due March 1, 2003 and $3.0 million face value of Interpool, Inc. 7.35% Notes due August 1, 2007.

- TABLES CONTINUE -

INTERPOOL, INC. CONSOLIDATED BALANCE SHEET (In thousands) (Unaudited)

	June 30, 2000	December 31, 1999
ASSETS
Cash and short-term investments
and marketable securities	$ 82,142	$ 207,626
Accounts and notes receivable, net	35,163	31,837
Net investment in direct financing leases	179,895	164,394
Other receivables, net	54,355	52,437
Revenue producing equipment, net	981,635	876,067
Other investment securities	37,323	33,359
Other assets	83,250	77,539

TOTAL ASSETS	$1,453,763	$1,443,259

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$49,669	$47,907
Income taxes	22,934	18,995
Deferred income	601	618
Debt and capital lease obligations	983,129	998,228
Capital securities	75,000	75,000
Minority interest	1,620	1,144
Stockholders’ equity	320,810	301,367

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,453,763	$1,443,259

INTERPOOL, INC. BUSINESS OPERATIONS BREAKDOWN (In thousands) (Unaudited)

	REVENUES		PRETAX PROFIT/(LOSS)
	Three Months Ended June 30,		Three Months Ended June 30,
	2000	1999	2000	1999
OPERATING LEASE BUSINESS	$49,676	$38,300	$13,232	$8,972

FINANCE LEASE BUSINESS	3,838	3,119	1,126	893

OTHER OPERATIONS	12,309	2,600	378	(627)

CORPORATE/INVESTMENT DIVISION	3,119	3,034	(2,409)	(2,662)
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